UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2026).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: Executive Officer & General Manager, Financial Accounting Dept

Date:  November 14, 2025

November 14, 2025
Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the six months ended September 30, 2025 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Toru Nakashima
Interim Securities Report (Hanki hokokusho) issuing date: November 28, 2025
Dividend payment date: December 2, 2025
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.
1. Consolidated financial results (for the six months ended September 30, 2025)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2025	¥5,205,887	(1.3)%	¥1,278,123	24.0%	¥933,505	28.7%
Six months ended September 30, 2024	5,276,938	17.7	1,030,472	45.3	725,172	37.7

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2025 ¥1,030,170 million [175.5%] (b) for the six months ended September 30, 2024 ¥373,994 million [(70.3)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2025	¥ 242.03	¥ 241.98
Six months ended September 30, 2024	184.77	184.72

Note:

On October 1, 2024, Sumitomo Mitsui Financial Group, Inc. (“the Company”) executed a three-for-one split of its common stock, with a record date of September 30, 2024. Earnings per share and Earnings per share (Diluted) reflect the impact of the stock split.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2025	¥305,905,915	¥15,304,259	5.0%
As of March 31, 2025	306,282,015	14,841,509	4.8

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2025: ¥ 15,165,764 million (b) as of March 31, 2025: ¥ 14,703,435 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock	(Yen)
	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2025	¥ —	¥ 180.00	¥ —	¥ 62.00	¥ —
Fiscal year ending March 31, 2026	—	78.00
Fiscal year ending March 31, 2026 (Forecast)			—	79.00	157.00

Notes:	1.	Dividend forecast which was announced in May 2025 was revised.
	2.	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. For the fiscal year ended March 31, 2025, the cash dividends per share for the 4th quarter reflect the impact of the stock split, and the annual cash dividends per share are stated as “—.” If the stock split is not taken into account, the 4th quarter and annual cash dividends per share would have been ¥186 and ¥366, respectively. The cash dividends per share for the 2nd quarter and annual cash dividends per share after reflecting the stock split are ¥60 and ¥122, respectively.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2026)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2026	¥ 1,500,000	27.3%	¥ 390.39

Notes:	1.	Earnings forecast which was announced in May 2025 was revised.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	At the Board of Directors meeting held on November 14, 2025, the Company resolved to acquire treasury stock. Forecasted earnings per share are calculated by dividing the forecasted profit attributable to owners of parent by the number of common stock shares. The number of common stock shares used as the basis for this calculation is the average of “the number of issued common stock shares at the beginning of the period (excluding treasury stock)” and “the expected number of issued common stock shares at the end of the period,” represented by the number of shares as of the end of the second quarter (excluding treasury stock) after reflecting the aforementioned acquisition of treasury stock.

[Notes]

(1) There were no changes in material consolidated subsidiaries during the period.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

(3) Number of shares issued (common stocks)

	As of September 30, 2025	As of March 31, 2025
(a) Number of shares issued (including treasury stocks)	3,857,407,640 shares	3,884,445,458 shares
(b) Number of treasury stocks	10,689,630 shares	10,651,848 shares

	Six months ended	Six months ended
	September 30, 2025	September 30, 2024
(c) Average number of shares issued during the period	3,856,964,120 shares	3,924,762,726 shares

Notes:	1.	The Company has introduced a “Stock grant trust for employees” (hereinafter, the “Trust”), and the shares of the Company held by the Trust are included in the number of treasury stock to be deducted when calculating both the number of treasury stock and the average number of shares issued during the period.
	2.	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. The average number of shares issued during the period reflects the impact of the stock split.

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2025)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Six months ended September 30, 2025	¥ 485,790	(39.7)%	¥ 246,614	(58.5)%	¥234,018	(59.9)%	¥240,049	(59.3)%
September 30, 2024	806,087	187.7	593,915	504.9	584,119	536.8	589,967	526.6

	Earnings per share
Six months ended September 30, 2025	¥ 62.24
September 30, 2024	150.32

Notes:	1.	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous fiscal year.
	2.	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. Earnings per share reflects the impact of the stock split.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2025	¥ 21,014,788	¥ 6,331,197	30.1%
As of March 31, 2025	20,351,401	6,384,907	31.4

  Note: Stockholders’ equity:

     (a) as of September 30, 2025: ¥ 6,330,552 million   (b) as of March 31, 2025: ¥ 6,384,140 million

[Note on interim audit procedures]

  This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

* Appendix: Financial results for the six months ended September 30, 2025 supplementary information

Interim consolidated financial statements and main notes

I. Interim consolidated balance sheets

	Millions of yen
	March 31, 2025	September 30, 2025
Assets:
Cash and due from banks	¥75,590,583	¥72,597,960
Call loans and bills bought	5,197,978	5,700,746
Receivables under resale agreements	16,205,759	15,649,591
Receivables under securities borrowing transactions	5,799,821	6,675,134
Monetary claims bought	5,618,985	5,891,424
Trading assets	11,976,375	12,347,718
Money held in trust	32,272	34,637
Securities	40,760,968	39,320,963
Loans and bills discounted	111,136,239	113,126,523
Foreign exchanges	2,712,573	2,396,352
Lease receivables and investment assets	231,199	220,839
Other assets	13,722,960	14,099,744
Tangible fixed assets	1,006,556	1,019,848
Intangible fixed assets	1,017,322	1,046,105
Net defined benefit asset	987,288	1,019,106
Deferred tax assets	71,261	90,053
Customers’ liabilities for acceptances and guarantees	15,139,799	15,559,987
Reserve for possible loan losses	(925,931)	(890,823)

Total assets	¥306,282,015	¥305,905,915

Liabilities:
Deposits	¥171,498,651	¥170,026,335
Negotiable certificates of deposit	17,175,391	16,060,889
Call money and bills sold	4,378,276	3,613,678
Payables under repurchase agreements	25,797,136	26,584,137
Payables under securities lending transactions	2,183,655	1,940,546
Commercial paper	2,686,483	3,396,178
Trading liabilities	9,726,615	10,167,086
Borrowed money	11,355,209	10,349,249
Foreign exchanges	1,771,839	2,016,859
Short-term bonds	728,200	610,400
Bonds	13,352,392	13,762,860
Due to trust account	1,041,660	1,163,687
Other liabilities	13,700,199	14,341,760
Reserve for employee bonuses	130,464	81,567
Reserve for executive bonuses	5,433	—
Net defined benefit liability	33,890	34,936
Reserve for executive retirement benefits	1,007	802
Reserve for point service program	32,656	33,326
Reserve for reimbursement of deposits	5,573	3,829
Reserve for losses on interest repayment	242,127	234,577
Reserves under the special laws	5,365	5,877
Deferred tax liabilities	422,050	586,837
Deferred tax liabilities for land revaluation	26,424	26,241
Acceptances and guarantees	15,139,799	15,559,987

Total liabilities	291,440,506	290,601,655

Net assets:
Capital stock	2,345,960	2,346,888
Capital surplus	611,423	612,350
Retained earnings	8,290,170	8,660,587
Treasury stock	(38,512)	(38,638)

Total stockholders’ equity	11,209,042	11,581,187

Net unrealized gains (losses) on other securities	1,930,834	2,193,835
Net deferred gains (losses) on hedges	(168,604)	(175,973)
Land revaluation excess	32,849	29,986
Foreign currency translation adjustments	1,411,827	1,274,553
Accumulated remeasurements of defined benefit plans	287,487	262,174

Total accumulated other comprehensive income	3,494,393	3,584,577

Stock acquisition rights	767	645
Non-controlling interests	137,306	137,849

Total net assets	14,841,509	15,304,259

Total liabilities and net assets	¥306,282,015	¥305,905,915

II. Interim consolidated statements of income and interim consolidated statements of comprehensive income

(Interim consolidated statements of income)

	Millions of yen
Six months ended September 30	2024	2025
Ordinary income	¥5,276,938	¥5,205,887
Interest income	3,450,738	3,518,701
Interest on loans and discounts	1,992,942	1,984,187
Interest and dividends on securities	468,838	487,345
Trust fees	4,499	5,550
Fees and commissions	905,938	983,620
Trading income	436,753	141,842
Other operating income	79,744	157,461
Other income	399,264	398,710
Ordinary expenses	4,246,466	3,927,763
Interest expenses	2,324,340	2,235,764
Interest on deposits	829,337	832,295
Fees and commissions payments	151,321	154,273
Trading losses	132,106	—
Other operating expenses	224,648	118,352
General and administrative expenses	1,172,747	1,228,787
Other expenses	241,302	190,585

Ordinary profit	1,030,472	1,278,123

Extraordinary gains	1,527	2,259
Extraordinary losses	4,599	4,909

Income before income taxes	1,027,400	1,275,474

Income taxes-current	264,819	333,759
Income taxes-deferred	32,753	3,652

Income taxes	297,572	337,411

Profit	729,827	938,062

Profit attributable to non-controlling interests	4,655	4,557

Profit attributable to owners of parent	¥725,172	¥933,505

(Interim consolidated statements of comprehensive income)

	Millions of yen
Six months ended September 30	2024	2025
Profit	¥729,827	¥938,062
Other comprehensive income (losses)	(355,833)	92,107
Net unrealized gains (losses) on other securities	(255,139)	265,832
Net deferred gains (losses) on hedges	(63,775)	(5,824)
Land revaluation excess	—	(776)
Foreign currency translation adjustments	(98,034)	(55,572)
Remeasurements of defined benefit plans	(14,408)	(25,367)
Share of other comprehensive income of affiliates	75,523	(86,183)

Total comprehensive income	373,994	1,030,170

Comprehensive income attributable to owners of parent	370,291	1,025,774
Comprehensive income attributable to non-controlling interests	3,702	4,395

III. Interim consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2024	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the period
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(177,382)		(177,382)
Profit attributable to owners of parent			725,172		725,172
Purchase of treasury stock				(101,576)	(101,576)
Disposal of treasury stock		(339)		486	147
Cancellation of treasury stock		(234,659)		234,659	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(232)			(232)
Increase due to decrease in subsidiaries			39		39
Reversal of land revaluation excess			825		825
Transfer from retained earnings to capital surplus		234,999	(234,999)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,922	1,689	313,656	133,569	450,838

Balance at the end of the period	¥2,345,960	¥611,833	¥8,216,457	¥(34,101)	¥11,140,149

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2024	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129
Cumulative effects of changes in accounting policies	(59,330)					(59,330)
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Net changes in the period	(251,849)	(70,122)	(825)	(17,624)	(15,283)	(355,706)

Balance at the end of the period	¥2,095,703	¥(135,196)	¥34,110	¥1,345,023	¥275,451	¥3,615,092

(Continued)

	Millions of yen
Six months ended September 30, 2024	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥931	¥138,925	¥14,799,967
Cumulative effects of changes in accounting policies			—
Restated balance	931	138,925	14,799,967
Changes in the period
Issuance of new stock			3,844
Cash dividends			(177,382)
Profit attributable to owners of parent			725,172
Purchase of treasury stock			(101,576)
Disposal of treasury stock			147
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(232)
Increase due to decrease in subsidiaries			39
Reversal of land revaluation excess			825
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(141)	(2,215)	(358,062)

Net changes in the period	(141)	(2,215)	92,775

Balance at the end of the period	¥790	¥136,710	¥14,892,743

Six months ended September 30, 2025	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042
Changes in the period
Issuance of new stock	927	927			1,855
Cash dividends			(240,202)		(240,202)
Profit attributable to owners of parent			933,505		933,505
Purchase of treasury stock				(100,579)	(100,579)
Disposal of treasury stock		(280)		461	181
Cancellation of treasury stock		(99,990)		99,990	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Decrease due to decrease in affiliates accounted for by the equity method			(224,699)		(224,699)
Reversal of land revaluation excess			2,085		2,085
Transfer from retained earnings to capital surplus		100,271	(100,271)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	927	926	370,417	(126)	372,145

Balance at the end of the period	¥2,346,888	¥612,350	¥8,660,587	¥(38,638)	¥11,581,187

(Continued)

	$	$	$	$		$		$
	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2025	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments		Accumulated remeasurements of defined benefit plans		Total
Balance at the beginning of the period	¥1,930,834	¥(168,604)	¥32,849		¥1,411,827		¥287,487		¥3,494,393
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	263,001	(7,368)	(2,862)		(137,273)		(25,313)		90,183

Net changes in the period	263,001	(7,368)	(2,862)		(137,273)		(25,313)		90,183

Balance at the end of the period	¥2,193,835	¥(175,973)	¥29,986		¥1,274,553		¥262,174		¥3,584,577

	Millions of yen
Six months ended September 30, 2025	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥767	¥137,306	¥14,841,509
Changes in the period
Issuance of new stock			1,855
Cash dividends			(240,202)
Profit attributable to owners of parent			933,505
Purchase of treasury stock			(100,579)
Disposal of treasury stock			181
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Decrease due to decrease in affiliates accounted for by the equity method			(224,699)
Reversal of land revaluation excess			2,085
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(122)	543	90,604

Net changes in the period	(122)	543	462,750

Balance at the end of the period	¥645	¥137,849	¥15,304,259

IV. Notes to interim consolidated financial statements

(Note on going concern)

 Not applicable.